SUB-ITEM 77C

On November 1, 2002, the majority shareholder of the Preferred Fixed Income Fund was approved by written consent: (i) the Subadviser Agreement between Caterpillar Investment Management Ltd. And Western Asset Management Company and
(ii) the Tertiary Adviser Agreement Between Western Asset Management Company and Western Asset Management Company Limited, both with respect to the Preferred Fixed Income Fund and effective November 1, 2002.

As of February 1, 2003, the majority shareholder of the Preferred Value Fund approved by written consent: (i) the Subadviser Agreement between Caterpillar Investment Management Ltd. ("CIML") and MFS Institutional Advisors, Inc., (ii) the Subadviser Agreement between CIML and Pacific Financial Research, Inc. and
(iii) the Management Contract between CIML and the Registrant, each with respect to the Preferred Value Fund and effective February 1, 2003.